FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of  December, 2008

UNILEVER N.V.
(Translation of registrant's name into English)

WEENA 455, 3013 AL, P.O. BOX 760, 3000 DK, ROTTERDAM, THE NETHERLANDS
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X.. Form 40-F.....

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):_____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):_____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ..... No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Exhibit 99 attached hereto is incorporated herein by reference.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

UNILEVER N.V.

/S/ P J CESCAU By P J CESCAU DIRECTOR

/S/ J A LAWRENCE By J A LAWRENCE DIRECTOR

Date: 04 December, 2008

                                               EXHIBIT INDEX
                                               -------------

EXHIBIT NUMBER              EXHIBIT DESCRIPTION

99                                          Notice to Euronext, Amsterdam dated 04 December, 2008

                                              Unilever in Cote D'lvoire

Exhibit 99

UNILEVER IN COTE
D'IVOIRE

Unilever dispose
s
 of oils business and plantation interests
 and
acqui
res
regional soap business

Unilever has completed the sale of its edible oil business in
Côte d'Ivoire
 together with its interests in local oil palm plantations, Palmci and PHCI. At the same time it has acquired the soap business of Cosmivoire, an Ivorian producer with a market presence throughout Francophone West Africa. Cosmivoire is a subsidiary of SIFCA, the parent company of an Ivorian agro-industry group. The acquisition strengthens Unilever's consumer business position both in the sub-region and in
Côte d'Ivoire
.

The plantations interests and the edible oils business have been sold to SIFCA and to a
50:50 joint venture between
two Singapore-based companies, Wilmar International Limited and Olam International Limited.

Wilmar is the world's largest palm-oil processor and OLAM
is a leading global supply chain manager of agricultural products with extensive operations across
Africa
. Their experience and expertise will greatly increase the competitiveness of the palm oil industry both in the sub-region and in
Côte d'Ivoire
.

Diego Bevilacqua, Group Vice President for
Africa
, Middle East & Turkey, says: "This deal is absolutely in line with Unilever's strategy. It will allow us to focus our future efforts and investments in Francophone West Africa on two of Unilever's core categories, Skin Cleansing and Laundry
. At the same time we are pleased to have been able to bring together partners for whom the palm plantations and oils business constitute the core of their business, and will bring value to those categories in
Cote d'Ivoire
."

--ends--

4
th
 December, 2008

About Unilever -
Unilever's mission is to add vitality to life. We meet everyday needs for nutrition, hygiene and personal care with brands that help people feel good, look good and get more out of life.

Unilever is one of the world's leading suppliers of fast moving consumer goods with strong local roots in more than 100 countries across the globe. Its portfolio includes some of the world's best known and most loved brands including thirteen €1 billion brands and global leadership in many categories in which the company operates. The portfolio features brand icons such as:
Knorr, Hellmann's, Flora, Bertolli, Dove, Lux, Pond's, Lynx, Sunsilk, Persil, Cif and Domestos.

Unilever has around 174,000 employees in approaching 100 countries and generated annual sales of
€40
 billion in 2007. For more information about Unilever and its brands, please visit
www.unilever.com
.

SAFE HARBOUR STATEMENT
:
This announcement may contain forward-looking statements, including 'forward-looking statements' within the meaning of the United States Private Securities Litigation Reform Act of 1995. Words such as 'expects', 'anticipates', 'intends' or the negative of these terms and other similar expressions of future performance or results and their negatives are intended to identify such forward-looking statements. These forward-looking statements are based upon current expectations and assumptions regarding anticipated developments and other factors affecting the Group. They are not historical facts, nor are they guarantees of future performance. Because these forward-looking statements involve risks and uncertainties, there are important factors that could cause actual results to differ materially from those expressed or implied by these forward-looking statements, including, among others, competitive pricing and activities, consumption levels, costs, the ability to maintain and manage key customer relationships and supply chain sources, currency values, interest rates, the ability to integrate acquisitions and complete planned divestitures, physical risks, environmental risks, the ability to manage regulatory, tax and legal matters and resolve pending matters within current estimates, legislative, fiscal and regulatory developments, political, economic and social conditions in the geographic markets where the Group operates and new or changed priorities of the Boards. Further details of potential risks and uncertainties affecting the Group are described in the Group's filings with the London Stock Exchange, Euronext Amsterdam and the US Securities and Exchange Commission, including the Annual Report & Accounts on Form 20-F. These forward-looking statements speak only as of the date of this announcement. Except as required by any applicable law or regulation, the Group expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in the Group's expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based.